SCHEDULE 1

Transactions in the Shares of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares reported herein effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
06/15/2026	(14,650)	87.3558
07/13/2026	(20,556)	80.1239
07/14/2026	(13,705)	81.2029
07/22/2026	(14,315)	80.0116
07/23/2026	(25,397)	80.2054
07/24/2026	(64,517)	80.1425
08/06/2026	(2,070)	80.2314
08/07/2026	(19,947)	80.5364
08/10/2026	(500,000)	84.3859
08/11/2026	(100,000)	86.9455
08/12/2026	(108,863)	85.3741